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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER 000-25247
CUSIP NUMBER 65336T104

FORM 12b-25/A

NOTIFICATION OF LATE FILING

(Check one):

☐Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☑ Form 10-Q    ☐ Form 10-D

☐ Form N-SAR      ☐ Form N-CSR

For Period Ended: August 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

EXPLANATORY NOTE

This Amendment No. 1 on Form 12b-25/A (this “Amendment”) amends the Notice of Late Filing on Form 12b-25 originally filed with the U.S. Securities and Exchange Commission by Next, Inc. (the “Registrant”) on October 14, 2009 (the “Original Filing”).  This Amendment is being filed solely to amend and restate the information set forth in Part III of the Original Filing.  In the Original Filing, the Registrant incorrectly stated that it expects to file its quarterly report on Form 10-Q for the three months ended August 30, 2009 “on or before the fifth calendar day (August 19, 2009) following the prescribed due date (August 14, 2009).”  The foregoing dates, as corrected pursuant to this Amendment, should have been in October, not in August.

Except as described above, no other changes are being made to the Original Filing.  The Original Filing continues to speak as of the date of the Original Filing, and the Registrant has not updated the disclosures contained therein to reflect any events subsequent to the filing of the Original Filing.

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SEC 1344 (04-09)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant is unable to file its quarterly report on Form 10-Q for the three months ended August 30, 2009 (the “Form 10-Q”) within the prescribed time period because the Registrant is currently negotiating with one of its lenders for an alternative structure on a longer term of a promissory note held by such lender, the outcome of which may affect the required disclosures in the Form 10-Q.  The Registrant expects to file the Form 10-Q on or before the fifth calendar day (October 19, 2009) following the prescribed due date (October 14, 2009).

   Next, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:

October 14, 2009

By:  /s/  David O. Cole

David O. Cole

Chief Financial Officer & Secretary

Endnotes

Nothing in this form shall be construed to imply that
the Commission has verified any information contained herein.

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